

March 10, 2014

Via E-Mail
Charles Miller
Chief Executive Officer
Bluforest, Inc.
Ave. Republica del Salvador y Shyris Edificio Onix
Piso 10-C, Quito Ecuador

> **Re:** **Bluforest, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Response dated February 18, 2014**
> **File No. 000-53614**

Dear Mr. Miller:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. We note your response to prior comment 1 that the failure to file was an oversight, and we understand that you will provide disclosure of the various failures to file in future filings. Please provide us draft disclosure that you anticipate including in Item 9A and elsewhere as appropriate.

Certain Relationships and Related Transactions and Director Independence, page 31

2. We note your response to comments 2 and 3, and the statement that your sole executive officer and director was the general manager of the other party to the rescinded ORE transaction. We also note the statement on page 6 that GEIL is "the controlling

shareholder of the Company." It appears that transactions with GEIL (including the September 30, 2012 agreement) should be addressed in your Item 404 disclosure, contrary to the statements on page 31 indicating that there were no related party transactions. It also appears that the beneficial ownership table should clarify GEIL's ownership. Please provide draft disclosure that you propose to include in future filings.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 5- Property for Developing Carbon Assets, page F-13

3. Your presentation of carbon assets as an asset appears to be inconsistent with your presentation of the same carbon assets as an intangible asset on page 13 of the September 30, 2012 Form 10-Q filed on November 19, 2012. Please provide a detailed discussion supporting your reclassification from intangible assets to assets and cite the specific authoritative literature you utilized to support your accounting treatment.

2) Purchase of Acquisition Agreement – Property One (1), page F-13

4. We read your response to our prior comment 3, and we note as part of the Acquisition Agreement entered on March 30, 2012, you recorded the settlement of $60,000 in debt at the quoted market price ($8.00) of the 2,500,000 shares issuedfor a total of $200,000,000. Please explain, in detail, how you determined that the fair value of the shares issued was more reliably measurable than the face amount of the debt that you settled. Refer to FASB ASC 505-50-30.

5. It appears from your disclosure on page F-9 that you have (1) not received the required authorization to market your carbon offsets; (2) not obtained industry standard certifications to validate your carbon offsets; (3) not identified a suitable market for the sale of the offsets; (4) not obtained the additional capital required to undertake your existing business plan; and (5) not retained the personnel, consultants and management required to undertake your current business plan. Please provide us with a detailed discussion of how you considered each of these issues in assessing the carrying value of the carbon assets.

6. We have reviewed your response to our prior comment 3 noting you utilized a quoted market price of $8.00 to value the stock exchanged in the transaction based on two trades that occurred at this value immediately after the reverse stock split in late March 2012. Please provide us with a detailed discussion of these two trades including the dates of the trades, the number of shares in each trade, whether the trades were made through a public exchange or in private transactions and whether the trade was made by a related party or other party affiliated with the company.

<u>(2) Purchase of Acquisition Agreement – Property Two (2), page F-15</u>

7. We have reviewed your response to our prior comment 4 noting it does not appear to address our comment, therefore the comment will be reissued in its entirety. We note that you have recorded an asset with a value of $173,875,000, but the shares to be exchanged for the acquisition of that asset were to be retained in escrow until the definitive transfer of the property. We further note that as of September 30, 2013, per the Form 10-Q filed November 18, 2013, it appears that the definitive transfer has yet to occur. Please provide us with a detailed discussion to support your accounting treatment and valuation of the asset based on an acquisition agreement that does not appear to have been consummated and cite the specific authoritative literature you utilized to support your accounting treatment.

<u>Exhibits</u>

8. We note your response to comment 8 of our letter dated December 24, 2013. Please advise us when you will file the missing exhibits. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining